INDEPENDENCE LEAD MINES COMPANY
510 Cedar Street
Wallace, Idaho 83873

Telephone: 208-753-2525	Fax: 208-753-2525

September 24, 2008

Mr. Gary Newberry
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Independence Lead Mines Company

Dear Mr. Newberry:

As you requested in your letter, dated July 18, 2008, Independence lead Mines Company (the “Company”) hereby acknowledges that in connection with responding to your comments contained in your letter dated July 18, 2008, that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The Company may not assert staff comments as a defense in any proceeding imitated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

INDEPENDENCE LEAD MINES COMPANY.

By:      /s/ Bernard C. Lannen_________________
Bernard C. Lannen
Title:   President